

September 10, 2020

Joseph Adams, Jr.
Chairman and Chief Executive Officer
Fortress Transportation & Infrastructure Investors LLC
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

> **Re: Fortress Transportation & Infrastructure Investors LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 28, 2020**
> **Form 10-Q for the Fiscal Quarter June 30, 2020**
> **Filed July 31, 2020**
> **File No. 001-37386**

Dear Mr. Adams:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2020

Notes to Consolidated Financial Statements
10. Fair Value Measurements, page 22

1.   Considering the significant decline in the Jefferson Terminal revenues for the three and six months ended June 30, 2020, please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether the reporting unit is at risk of failing step one of the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing step one. If the fair value of your reporting unit is not substantially in excess of carrying value, you should disclose:
   - The percentage by which fair value exceeded carrying value at the date of the most recent step one test;
   - A detailed description of the methods and key assumptions used and how the key

assumptions were determined;
- A discussion of the degree of uncertainty associated with the assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of SEC Release No. 34-48960.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Jim Allegretto at 202-551-3849 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services